EXHIBIT 99.1

Sapiens Reports Year-Over-Year Organic Non-GAAP Revenue Growth of 18.6% for 2013

2013 Revenue Reaches a Record of $135.4 Million

Holon, Israel, February 26, 2014 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), announced today its financial results for the fourth quarter and year ended December 31, 2013.

Fourth Quarter Financial and Business highlights include:

•	Non-GAAP Revenue increased by 16.2% to $36.2 million from the fourth quarter of 2012
•	Non- GAAP operating profit was $3.8 million compared to $4 million in the fourth quarter of 2012, a decrease of 6.3%.
•	Non-GAAP net income attributable to Sapiens' shareholders reached $3.4 million, compared to $3.7 million in the fourth quarter of 2012.
•	During the fourth quarter, we successfully raised net proceeds of $37.8 million in a secondary offering. As of December 31, 2013, we had cash and cash equivalents of approximately $70.3 million, and we have no outstanding financial debt.

Full Year Financial and Business highlights include:

•	Non GAAP Revenue increased by 18.6% to $135.4 million from $114.2 million in 2012
•	Non- GAAP operating profit reached $14 million compared to $15.2 million in 2012
•	Non-GAAP net income attributable to Sapiens' shareholders reached $14.0 million, compared to $14.7 million in 2012.
•	Sapiens ALIS for L&P and Sapiens IDIT for P&C were both recognized in Celent industry research reports winning XCelent Awards in categories of advanced technology and breadth of functionality.

Roni Al-Dor, President and CEO of Sapiens, commented: "Our year ended with record top line results, representing year-over-year revenue growth of 18.6% over 2012. We increased our pipeline and signed several new agreements, across all product lines: L&P, P&C, and Decision.”

Mr. Al-Dor added: "During the year, we continued to be focused on growing the business by winning new customers and selling deeper into our existing client base. During the fourth quarter we expanded our sales force and account management team in order to support our growth strategy. We are confident in our organic growth and are establishing revenue guidance in the range of $154 million to $158 million for the full-year 2014."

Summary of Non-GAAP financial Information

U.S. Dollars in thousands, except per share amounts

	For the three months ended		For the Year ended
	31/12/2013	31/12/2012	31/12/2013	31/12/2012
NonGAAP
Revenues	$36,192	$31,134	$135,377	$114,192

Gross profit	14,854	13,462	55,790	52,333

Operating profit	3,758	4,011	14,049	15,179

Net income attributable to Sapiens’ shareholders	3,386	3,716	14,022	14,694

Basic earnings per share	0.08	0.09	0.35	0.37
Diluted earnings per share	0.07	0.09	0.33	0.35

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP revenue, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributed to Sapiens shareholders, Non-GAAP basic and diluted earnings per share.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens' financial condition and results of operations. The Company's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. Our team of more than 900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com

Forward Looking Statement

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2012 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Contact: Yaffa Cohen-Ifrah VP Corporate Marketing & Communications Sapiens International Office: +972-3-790 2026 e-Mail: yaffa.cohen-ifrah@sapiens.com	James Carbonara Regional Vice President Hayden IR Office: +1-646-755-7412 e-Mail: James@haydenir.com

 SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

 CONDENSED CONSOLIDATED STATEMENTS OF INCOME

 U.S. dollars in thousands (except per share amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	$36,192	$31,170	$135,377	$113,909
Cost of revenue	22,692	19,075	84,971	66,459

Gross profit	13,500	12,095	50,406	47,450

Operating Expenses:
Research and development, net	2,768	2,594	11,846	10,169
Selling, marketing, general and administrative	7,407	5,982	26,677	25,236
Total operating expenses	10,175	8,576	38,523	35,405

Operating income	3,325	3,519	11,883	12,045

Financial income, net	(212)	192	(520)	(193)
Taxes and other expenses, net	157	11	811	435

Net income	$3,380	$3,316	$11,592	$11,803

Attributable to non-controlling interest	(41)	–	(12)	23

Net income attributable to Sapiens' shareholders	$3,421	$3,316	$11,604	$11,780

Basic earnings per share	$0.08	$0.08	$0.29	$0.29

Diluted earnings per share	$0.08	$0.08	$0.27	$0.28

Weighted average number of shares
outstanding used to compute:

Basic earnings per share	42,875	39,665	40,024	39,953
Diluted earnings per share	45,487	41,224	42,316	41,671

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Year ended
	31/12/2013	31/12/2012	31/12/2013	31/12/2012
GAAP revenue	$36,192	$31,170	$135,377	$113,909
Valuation adjustment on acquired deferred revenue and long term contract	–	(36)	–	283
Non-GAAP revenue	$36,192	$31,134	$135,377	$114,192

GAAP gross profit	$13,500	$12,095	$50,406	$47,450
Revenue adjustment	–	(36)	–	283
Amortization of capitalized software	1,130	1,191	4,500	3,757
Amortization of other intangible assets	224	212	884	843
Non-GAAP gross profit	$14,854	$13,462	$55,790	$52,333

GAAP operating income	$3,325	$3,519	$11,883	$12,045
Gross profit adjustments	1,354	1,367	5,384	4,883
Capitalization of software development	(1,456)	(819)	(5,392)	(3,464)
Amortization of other intangible assets	301	(282)	1,241	1,023
Stock-based compensation	234	226	933	692
Non-GAAP operating income	$3,758	$4,011	$14,049	$15,179

GAAP net income attributable to Sapiens' shareholders	$3,421	$3,316	$11,604	$11,780
Operating income adjustments	433	492	2,166	3,134
Other	(468)	(92)	252	(220)
Non-GAAP net income attributable to Sapiens' shareholders	$3,386	$3,716	$14,022	$14,694

Non-GAAP basic earnings per share	$0.08	$0.09	$0.35	$0.37

Non-GAAP diluted earnings per share	$0.07	$0.09	$0.33	$0.35

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2013	2012
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$70,313	$29,050
Trade receivables, net	23,669	16,299
Other receivables and prepaid expenses	4,126	2,321
Deferred Taxes	2,420	2,750

Total current assets	100,528	50,420

LONG-TERM ASSETS:
Property and equipment, net	5,263	2,243
Severance pay fund	12,160	10,306
Other intangible assets, net	30,014	29,212
Other long-term assets	2,136	2,316
Goodwill	72,438	68,087

Total long-term assets	122,011	112,164

TOTAL ASSETS	$222,539	$162,584

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$6,517	$4,382
Accrued expenses and other liabilities	21,248	20,014
Deferred revenue	9,928	7,301

Total current liabilities	37,693	31,697

LONG-TERM LIABILITIES:
Other long-term liabilities	891	803
Accrued severance pay	13,547	11,645

Total long-term liabilities	14,438	12,448

EQUITY	170,408	118,439

TOTAL LIABILITIES AND EQUITY	$222,539	$162,584

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Statement of Cash Flows
(U.S. Dollars in thousands)

	For the year ended
	31/12/2013	31/12/2012
Cash flows from operating activities:	(unaudited)	(unaudited)
Net profit	11,592	11,803
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	7,887	7,392
Stock-based compensation	932	690
Compensation associated with acquisition of subsidiary	-	128

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables, net	(6,677)	(1,649)
Deferred tax assets	684	(194)
Other operating assets	(1,608)	152
Trade payables	1,874	1,746
Other operating liabilities	123	334
Deferred revenues and customer advances	2,508	(2,372)
Accrued severance pay, net	(50)	762
Net cash provided by operating activities	17,265	18,792

Cash flows from investing activities:
Purchase of property and equipment	(4,129)	(1,327)
Capitalized software development costs	(5,369)	(3,464)
Restricted cash	(210)	(68)
Net cash used in investing activities	(9,708)	(4,859)

Cash flows from financing activities:
Proceeds from employee stock options exercised	1,689	1,199
Issuance of shares upon public offering, net	37,791	-
Distribution of dividend	(5,802)	-
Dividend to non-controlling interests	(157)	(182)
Repurchase of shares	-	(7,000)
Net cash provided by (used in) financing activities	33,521	(5,983)

Effect of exchange rate changes on cash	185	(360)

Increase in cash and cash equivalents	41,263	7,590
Cash and cash equivalents at beginning of year	29,050	21,460

Cash and cash equivalents at end of year	70,313	29,050